Exhibit 4.1

Kien Huat Realty III Limited

December 28, 2017

Empire Resorts, Inc.

c/o Monticello Casino and Raceway

204 State Route 17B, P.O. Box 5013

Monticello, New York 12701

Attention:

Emanuel R. Pearlman, Executive Chairman of the Board of Directors

Ryan Eller, President and Chief Executive Officer

Re: Amendment to February 17, 2016 Letter Agreement

Gentlemen:

Reference is made to that certain letter agreement (the “Letter Agreement”), dated as of February 17, 2016, by and between Kien Huat Realty III Limited (“KHRL”) and Empire Resorts, Inc. (“Empire”), pursuant to which KRHL agreed to seek certain approvals of Empire’s board of directors and minority shareholders in connection with any Going-Private Transaction. Capitalized or other terms used and not defined herein but defined in the Agreement shall have the meanings ascribed to them in the Letter Agreement.

KHRL and Empire hereby agree to amend the Agreement as follows:

1.	The third paragraph of the Agreement shall be amended and restated in its entirety as follows:

During the period (the “Restricted Period”) commencing on the date hereof and ending on the earlier of (x) the four year anniversary of the closing of the Rights Offering and (y) the two year anniversary of the opening of the Montreign Resort Casino, KHRL shall not, and shall cause its affiliates (as such term is defined under Rule 405 of the Securities Act of 1933, as amended) other than the Issuer or its subsidiaries (collectively with KHRL, the “KHRL Parties”) not to, agree to, make any public announcement with respect to, or submit a proposal for, or offer in respect of (with or without conditions, other than the approvals described below in this paragraph) any transaction or series of transactions that would constitute or result in a Going-Private Transaction, or knowingly encourage or participate in the effort of any other person or entity to do any of the foregoing, unless such Going-Private Transaction is subject to the approval of (i) holders of a majority of the votes represented by Common Stock and Series B Preferred Stock of the Issuer (together with any other capital stock of the Issuer entitled to vote together with the Common Stock in the election of the Board, “Voting Stock”) other than Voting Stock owned by any KHRL Parties and (ii) either (x) a majority of disinterested members of the Board or (y) a committee of the Board composed of disinterested members thereof (“Disinterested Director Approval”).

The parties hereto hereby agree that, except as specifically provided in and modified by this letter agreement, the Letter Agreement is in all other respects hereby ratified and confirmed and references to the Letter Agreement shall be deemed to refer to the Letter Agreement as modified by this letter agreement. This letter agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof.

[signature page follows]

Sincerely,

KIEN HUAT REALTY III LIMITED

By:	/s/ Gerard Lim Ewe Keng
Name: Gerard Lim Ewe Keng
Title: Authorized Signatory

Accepted as of the date above written:

EMPIRE RESORTS, INC.

By:	/s/ Ryan Eller
Name: Ryan Eller
Title: President and Chief Executive Officer

[Signature Page to Letter Agreement Amendment]